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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 5)(1)


                                McAfee.Com Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    579062100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   11/31/2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).




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--------------------------- ------------------ --------------------------------

   CUSIP No. 579062100             13G               Page 2 of 8 Pages
--------------------------- ------------------ --------------------------------

-------------------------------------------------------------------------------
        1. NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                            The TCW Group, Inc.

--------------------------------------------------------------------------------
        2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   |_|
                                                                     (b)   |X|
-------------------------------------------------------------------------------
        3. SEC USE ONLY


-------------------------------------------------------------------------------
        4. CITIZENSHIP OR PLACE OF ORGANIZATION

                            Nevada corporation
-------------------------------------------------------------------------------
           NUMBER OF             5. SOLE VOTING POWER
             SHARES                                               -0-
          BENEFICIALLY              -------------------------------------------
            OWNED BY             6. SHARED VOTING POWER
              EACH                                              937,773
           REPORTING                -------------------------------------------
             PERSON              7. SOLE DISPOSITIVE POWER
              WITH
                                                                   -0-
                                    -------------------------------------------
                                 8. SHARED DISPOSITIVE POWER
                                                                937,773
--------------------------------------------------------------------------------
        9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                937,773
--------------------------------------------------------------------------------
       10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           | |
--------------------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           10.9% (see response to Item 4)
--------------------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*
                                           HC/CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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--------------------------- ------------------ --------------------------------

   CUSIP No. 579062100             13G               Page 3 of 8 Pages
--------------------------- ------------------ --------------------------------

-------------------------------------------------------------------------------
        1. NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                            Robert Day

--------------------------------------------------------------------------------
        2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   |_|
                                                                     (b)   |X|
-------------------------------------------------------------------------------
        3. SEC USE ONLY


-------------------------------------------------------------------------------
        4. CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen
-------------------------------------------------------------------------------
           NUMBER OF             5. SOLE VOTING POWER
             SHARES                                               -0-
          BENEFICIALLY              -------------------------------------------
            OWNED BY             6. SHARED VOTING POWER
              EACH                                              937,773
           REPORTING                -------------------------------------------
             PERSON              7. SOLE DISPOSITIVE POWER
              WITH
                                                                   -0-
                                    -------------------------------------------
                                 8. SHARED DISPOSITIVE POWER
                                                                937,773
--------------------------------------------------------------------------------
        9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                937,773
--------------------------------------------------------------------------------
       10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           | |
--------------------------------------------------------------------------------
       11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           10.9% (see response to Item 4)
--------------------------------------------------------------------------------
       12. TYPE OF REPORTING PERSON*
                                           HC/IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                                       Page 4 of 8 Pages

Item 1(a).              Name of Issuer:

                        McAfee.Com Corp.

Item 1(b).              Address of Issuer's Principal Executive Offices:

                        2805 Bowers Ave.
                        Santa Clara, CA 95051

Item 2(a).              Name of Persons Filing:
Item 2(b).              Address of Principal Business Office, or if None,
                         Residence:
Item 2(c).              Citizenship:

                        The TCW Group, Inc.
                        865 South Figueroa Street
                        Los Angeles, CA 90017
                        (Nevada Corporation)

                        Robert Day
                        865 South Figueroa Street
                        Los Angeles, CA 90017
                        (United States Citizen)

Item 2(d).              Title of Class of Securities:

                        Class A Common Stock

Item 2(e).              CUSIP Number:

                        579062100



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                                                       Page 5 of 8 Pages


Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a)        |_|     Broker or dealer registered under Section 15 of
                             the Exchange Act.
          (b)        |_|     Bank as defined in Section 3(a)(6) of the
                             Exchange Act.
          (c)        |_|     Insurance company as defined in Section 3(a)(19)
                             of the Exchange Act.
          (d)        |_|     Investment company registered under Section 8 of
                             the Investment Company Act.
          (e)        |_|     An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E).
          (f)        |_|     An employee benefit plan or endowment fund in
                             accordance with13d-1(b)(1)(ii)(F).
          (g)        |X|     A parent holding company or control person in
                             accordance with Rule
                             13d-1(b)(1)(ii)(G).

                                    (SEE Item 7)
                                    The TCW Group, Inc.
                                    Robert Day (individual who may be deemed
                                         to control The TCW Group, Inc. and
                                         other entities which hold the Class
                                         A Common Stock of the issuer)

          (h)        |_|     A savings association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act.
          (i)        |_|     A church plan that is excluded from the
                             definition of an investment company under
                             Section 3(c)(14) of the Investment Company Act.
          (j)        |_|     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
          If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|



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                                                       Page 6 of 8 Pages


Item 4.      Ownership **

Issuer has two classes of common stock, Class A ("Class A Common") and Class B ("Class B Common") (collectively, the "Issuer Common Stock"). The Issuer's 10-Q as of June 30, 2000 states that as of October 31, 2000, Issuer will have 8,616,936 shares of Class A Common outstanding and 36,000,000 shares of Class B outstanding. Reporting Persons understand that on all matters on which the holders of common stock shall be entitled to vote, each holder of Class A Common shall be entitled to vote one (1) vote per share and each holder of Class B Common shall be entitled to vote three (3) votes per share; provided, however, that in certain circumstances, as fully set forth in a Stockholders Agreement dated as of October 31, 1999 between the Issuer and Network Associates, Inc., and as amended from time to time, each holder of Class B Common shall be entitled to one (1) vote per share. Reporting Persons understand that pursuant to a 13G filed by Networks Associates Inc. on February 10, 2000 that all Class B Common are held by Networks Associates Inc. Each share of Class B Common shall automatically convert into Class A Common immediately upon any sale, conveyance, assignment or other transfer of such share.

             THE TCW GROUP, INC.
             (a)       Amount beneficially owned: 937,773 Class A Common
             (b)       Percent of Class A Common: 10.9%***
             (c)       Number of shares as to which such person has:
                       (i)   Sole power to vote or to direct the vote: none.
                       (ii)  Shared power to vote or to direct the vote: 937,773
                       (iii) Sole power to dispose or to direct the disposition
                             of: none.
                       (iv) Shared power to dispose or to direct the disposition of: 937,773

             ROBERT DAY ****
             ----------
             (a)        Amount beneficially owned: 937,773 Class A Common
             (b)       Percent of Class A Common: 10.9%***
             (c)       Number of shares as to which such person has:
                       (i)   Sole power to vote or to direct the vote: none.
                       (ii)  Shared power to vote or to direct the vote: 937,773
                       (iii) Sole power to dispose or direct the disposition of:
                             none.
                       (iv) Shared power to dispose or to direct the disposition of: 937,773


--------
** The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

*** Assuming that the Class B Common has not been converted to Class A Common, the number of votes represented by the Issuer Common Stock on all matters for which the Class B Common is entitled to 3 votes per share would be 116,616,936 which the Reporting Persons 937,773 Class A Common represents 0.8% of the outstanding votes. Assuming all Class B Common were converted into Class A Common or assuming the Class B Common were entitled to 1 vote per share on a particular matter, the aggregate number of votes represented by the Issuer Common Stock would be 44,616,936 votes of which the Reporting Persons 937,773 Class A Common represents 2.1%.

**** Shares reported for Robert Day include shares reported for The TCW Group, Inc.

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                                                       Page 7 of 8 Pages

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of McAfee.Com Corp.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             SEE Exhibit A.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.  SEE Exhibits A and B.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                       Page 8 of 8 Pages

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 7th day of December, 2000.


                                           The TCW Group, Inc.

                                         By:  /s/ Linda D. Barker
                                              ----------------------------------
                                              Linda D. Barker
                                              Authorized Signatory







                                           Robert Day

                                         By:  /s/ Linda D. Barker
                                              ----------------------------------

                                              Linda D. Barker
                                              Under Power of Attorney dated
                                              November 6, 2000 on file with
                                              Schedule 13G for Retek, Inc. dated
                                              November 8, 2000.